MARK N. SCHNEIDER

A PROFESSIONAL CORPORATION
4764 SOUTH 900 EAST, SUITE 3-C	TELEPHONE: (801) 263-3576
ATTORNEY AT LAW	SALT LAKE CITY, UTAH 84117	FACSIMILE: (801) 685-0949

January 22, 2008

VIA FEDERAL EXPRESS

Ms. Pamela A. Long

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Castwell Precast Corporation
Amendment No. 2 to SB-2 Registration Statement
SEC File No. 333-144620

Dear Ms. Long:

This firm is acting as legal counsel to Castwell Precast Corporation (the “Company”) in connection with the above-referenced filing. The Company is filing Amendment No. 2 to the registration statement concurrently with the transmittal of this letter.

The Company is filing Amendment No. 2 to the registration statement primarily to disclose the following changes in the Company’s management and ownership: (i) the departure of Mathew Martindale as president, a director and principal shareholder of the Company; (ii) the appointment of Jason Haislip as president (in addition to his current position as treasurer); (iii) the appointment of Amie Martindale as secretary and a director; (iv) the appointment of Duane J. Smith as vice president and a director; and (v) the conveyance by Mathew Martindale to Amie Martindale of his interest in the shares of the Company’s common stock previously held jointly by such persons.

Following the filing of Amendment No. 1 to the registration statement, the Company was advised that the Staff had no further comments with regard to the filing. Amendment No. 2 does not result in any changes to the financial statements.

For the convenience of the Staff in reviewing Amendment No. 2, three marked copies of the Amendment (showing the changes from Amendment No. 1) are being sent to Dorine Miller by overnight delivery.

Thank you for your assistance in this matter. If you have any questions or require any additional information, please telephone the undersigned at (801) 263-3576, or send an email message to mschneider@mnslaw.net.

Very truly yours,

/s/ Mark N. Schneider

Mark N. Schneider
cc:	Castwell Precast Corporation
Dorine H. Miller, U.S. Securities and Exchange Commission
Gary Bowen, Utah Securities Division
Madsen & Associates CPA’s, Inc.